FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 13, 2002

Pecom Energía S.A., the operating subsidiary of Perez Companc S.A.
(Exact Name of Registrant as Specified in its Charter)

Maipú 1 – Piso 22
(C1084ABA) Buenos Aires, Argentina
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT A

Attached hereto as Exhibit A is the letter from Pecom Energía to the Argentine Comisión Nacional de Valores requesting an increase in the size of Pecom Energía's medium-term note program.

PECOM ENERGIA S.A.
de PEREZ COMPANC S.A.

Buenos Aires, 10 de junio de 2002

RECIBIDO 10 JUN 02 14 53 COMISION NACIONAL DE VALORES

012117

Señores
Comisión Nacional de Valores
25 de Mayo 175
Capital Federal
Presente

Ref: PECOM ENERGIA S.A. s/ Programa de Obligaciones Negociables a Mediano Plazo por un V/N de US$1.000.000.000 autorizado mediante Certificado N° 202 de fecha 4 de mayo de 1998 de la Comisión Nacional de Valores (el "Programa"). Incremento del monto máximo, modificación de ciertos términos y condiciones y actualización del prospecto del Programa. Emisión de la Clase F con vencimiento 2005, la Clase G con vencimiento 2007, la Clase H con vencimiento 2009 y la Clase I con vencimiento en 2010 (las "Nuevas Clases") en el marco del Programa.

De mi mayor consideración:

Quien suscribe, en su carácter de [apoderado] de Pecom Energía S.A. (la "Sociedad"), con domicilio en Maipú 1, Capital Federal, Fax: 4344-6806, y constituyendo domicilio a los efectos del presente trámite en las oficinas del Estudio Bruchou, Fernández Madero, Lombardi & Mitrani, con domicilio en Ing. Butty 275, piso 12, Capital Federal, Fax: 5288-2301, se dirige a la Comisión Nacional de Valores (la "CNV") a efectos de (a) solicitar, conforme con el Artículo 46 y concordantes de las Normas de la CNV, la autorización de (i) el incremento del monto máximo del Programa hasta un monto máximo de US$2.500.000.000, (ii) la modificación de ciertos términos y condiciones del Programa, y (iii) la actualización del prospecto del Programa, y (b) informar que se emitirán cuatro nuevas clases (las "Nuevas Clases") en el marco del Programa una vez aprobados el incremento del monto máximo, la modificación de ciertos términos y condiciones y la actualización del prospecto del Programa.

Con respecto a la emisión de las Nuevas Clases, les informo que dicha emisión se efectuará en el contexto de una oferta mediante la cual la Sociedad ofrecerá públicamente en la Argentina y, sujeta a las normas aplicables en las correspondientes jurisdicciones, en el exterior, a los tenedores de ciertas obligaciones negociables emitidas por la Sociedad, la opción de canjearle tales obligaciones negociables por las Nuevas Clases y/o ciertas sumas en efectivo. Los términos y condiciones de las Nuevas Clases, como así también los de la oferta de canje en su totalidad, se describen en el suplemento de precio que se adjunta.

A fin que la CNV disponga de los elementos necesarios para la consideración de la presente, se acompaña la documentación que a continuación se detalla:

(i) Acta de Directorio de fecha 16 de Mayo de 2002, debidamente certificada por escribano público, mediante la cual se convocó a una Asamblea de Accionistas a fin de que se trate, entre otros puntos, el incremento del monto máximo y la modificación de ciertos términos y condiciones del Programa, y Acta de Directorio de fecha 7 de Junio de 2002, debidamente certificada por escribano público, mediante la cual, entre otros puntos, se aprobó la realización de la oferta de canje en los términos descriptos en el suplemento de precio. La fecha de celebración de la Asamblea es 10 de Julio de 2002.

(ii) Borrador del prospecto del Programa que reflejará el incremento del monto máximo y la modificación de ciertos términos y condiciones del Programa y lo actualizará con cierta información contable y financiera al 31 de diciembre de 2001 y otros acontecimientos recientes.

(iii) Modelo de informe de contador público, con firma certificada por el Consejo Profesional de Ciencias Económicas, acreditando que la información contenida en la presente solicitud, de acuerdo con las Normas de la CNV, corresponde, en lo aplicable, a las constancias existentes en los libros rubricados, registros contables y demás documentación respaldatoria de la Sociedad.

(iv) Informe de abogado, suscripto por el asesor legal de la Sociedad, acreditando que (a) la información contenida en la presente solicitud cumple con lo dispuesto por las Normas de la CNV, (b) las obligaciones negociables emitidas en el marco del Programa otorgan a sus tenedores la vía ejecutiva de acuerdo a las leyes aplicables, y (c) la presente solicitud cumple con los requisitos de la Ley No. 23.576.

(v) Ratificación del destino a ser dado a los fondos provenientes de la colocación de las obligaciones negociables emitidas en el marco del Programa.

(vi) Borrador del suplemento de precio en el cual se detallan los términos y condiciones de las Nuevas Clases y de la mencionada oferta de canje en el marco de la cual se emitirán las mismas. Este suplemento contiene información de la Sociedad actualizada al 31 de Marzo de 2002.

(vii) Borrador del Contrato de Fideicomiso a ser celebrado entre la Sociedad y Citibank, N.A., como fiduciario, en relación con el incremento del monto máximo y la modificación de ciertos términos y condiciones del Programa. Esta versión se adjunta marcada contra la versión original del Contrato de Fideicomiso, de fecha 1° de Mayo de 1998.

Asimismo, les informo que a la brevedad presentaremos notas mediante las cuales las sociedades calificadoras de riesgo que califican el Programa manifestarán que se encuentran trabajando en la calificación del Programa teniendo en cuenta el incremento del monto máximo y la modificación de ciertos términos y condiciones del mismo.

Finalmente, se deja constancia de que los señores H. Daniel Casal, Nicolás M. Mordeglia, Horacio F. Payá, Pablo Iruzubieta, Javier Errecondo, Roberto Lizondo, Facundo Martín Goslino,

María Paz Anzorreguy, María Verónica Zubillaga, Carolina Curzi, Carla Cervera y María Dolores Kralj, actuando en forma conjunta o indistinta, se ocuparán de la tramitación de la presente solicitud.

Sin otro particular, saluda a Uds. muy atentamente.

ORGE R. de la RUA
Apoderado

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2002

By: ______________________

Name: Mario C. Lagrosa

Title: [illegible]